United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103
United States Securities and Exchange Commission
Washington, DC 20549

Name of the Registrant: Amplify Energy Corp.

Name of person relying on exemption: Scott A. Larson
Address of person relying on exemption: P.O. Box 191508, Dallas, Texas 75219

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. The soliciting person does not beneficially own more than $5 million of Amplify Energy
Corp. common stock.




PROXY MEMORANDUM

Date:  April 8, 2025

To: Shareholders of Amplify Energy Corp. (AMPY)

From: Scott A. Larson, Amplify Energy Corp. shareholder with 1,800,000 shares beneficially owned.

Re: Important information regarding Amplify Energy Corp.'s April 14, 2025 Special Meeting of Shareholders.

Please review the attached summary of my concerns regarding proposed merger with Juniper's companies to be voted on April 14, 2025, by Shareholders.

And, PLEASE VOTE "NO" OR VOTE "AGAINST" both proposals No. 1 and No. 2 before April 14, 2025.

If you have already voted, as a reminder, you may change your vote at any time before the meeting and any adjournments. Please feel free to contact me at any time to discuss, and thank you for your consideration.

Please note that the analysis and information contained in the attached summary regarding the merger was prepared from information provided in Amplify's proxy materials and other presentations. The enclosed analysis includes opinions that
 I have made from a review of the limited information that has been made available. Amplify seems to disclaim responsibility for the accuracy of much of the information contained in its proxy materials, and I have not made any independent investigations to determine the accuracy or completeness of information provided. The information provided by Amplify is not current and is out of date in my opinion, particularly considering recent events.
I encourage shareholders to do an independent review of all information provided by Amplify and to make their own assessments of the proposed merger.

Best regards,
Scott A. Larson
P.O.Box 191508
Dallas, Texas 75219
Phone: 1-469-816-6411
Email: larson9@gmail.com


From: Scott A. Larson (beneficial owner of 1,800,000 shares of Amplify Energy Corp.'s common stock) with serious concerns about Amplify's proposed Merger with Juniper.

Over the past two years, Amplify's management has shared thoughts with shareholders to simplify its business, with discussions about paying all debt and freeing up a substantial amount of cash through dispositions of certain non-strategic assets, in order to focus on future development and growth with more promising assets. As of 12/31/2024, Amplify had plenty of time to do this, with a $145mm loan facility, $127mm drawn on the loan and a maturity date of 7/31/2027. With Amplify's production well hedged, time has been on Amplify's side. The plan given consideration was to free up cash and further develop Amplify's onshore asset (Beta) which has proven to be very productive (2 wells drilled in 2024 had 4 to 7 month paybacks according to management) with high gross margins for new production resulting from low variable lease operating expenses.

Earlier this year (1/14/2025), Amplify's management entered into a merger (acquisition) agreement with Juniper which substantially increases the risk profile for Amplify, and in response, its share price has fallen 58% (the XOP has fallen about 28%). What appeared as a bad deal has become a terrible deal and a solvency risk. With the recent market turmoil, Amplify WILL HAVE TO refinance its debt in a tumultuous environment creating significant risk with more debt at a higher interest rate. Furthermore, oil and gas prices have declined precipitously from $77 to $60 since the merger agreement was signed. I am voting NO on both the Merger and the Adjournment/Extension. It is unlikely the Board would do this merger today. There may be a break-up fee (as much as $8mm), but I believe that paying a break-up fee is better than risks associated with the merger. I've also given consideration to the following:

		Amplify Stand Alone	Juniper			Combined Company


Hedges		Well hedged for 2 	Not as well 		Less hedged
		years - prices		hedged


Asset Decline	Low decline assets	High decline 		Decline rate of assets
					shale assets		will be higher


Debt Levels 	Amplify has about 	Juniper has projected 	Debt levels compared to
		20,000 bpde production	7,000 bpd, requiring  	production and operating
		with $127mm  		$35mm CapEx, in 2025 	cash will be higher
		outstanding on its RBL  and has a $141mm loan
					and $65mm in payables

Covenants	In compliance with 	In violation of 	Will likely be out of
		debt covenants		loan covenants 		compliance with debt
					in 2024			covenants


Power of Time	Remaining loan term 	$40mm of debt is due 	Amplify has to do a
		is about 2.25 years	in June and Sept of  	debt offering regardless of
					'25 and $100mm is due 	price
					in about 1 year

Transparency 	Board failed to share 	Hasn't released Q4  	Unknown?
		Glass Lewis opposes 	financials or updated
		merger  		production volumes


Interest Rate 	Est'd 9.5%		Est'd 11.5%		Likely higher than Juniper's
								current interest rate.

Shareholder 	Diversified - Passive,  Juniper to own 39%  	Will potentially have
Base		Active, Retail.		a 1 year lock -  	a substantial overhang.
 					nearing end of its
 					fund's life.


THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILER.

PROXY CARDS WILL NOT BE ACCEPTED BY ME.
PLEASE DO NOT SEND YOUR PROXY TO ME.
TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.